                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of March 2004

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                       CHIYODAKU-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [X]           Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [_]                 No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SUBMISSION OF BUSINESS OPERATION PLAN FOR FISCAL YEAR ENDING MARCH 31, 2005

     On March 1, 2004, the registrant and its wholly-owned subsidiaries, NTT East Corporation ("NTT East") and NTT West Corporation ("NTT West"), announced that they had submitted their business operation plans for the fiscal year ending March 31, 2005 (collectively, the "Plans") to the Minister of Public Management, Home Affairs, Posts and Telecommunications of Japan for approval. Attached hereto are the relevant press releases and the Plans (For reference, those of NTT East and NTT West contain revised earnings forecasts for the current fiscal year ending March 31, 2004). The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2003, which information was prepared on the basis of accounting principles generally accepted in the United States.

     The Plans contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plans as actually implemented or actual results of the registrant, NTT West and NTT East to differ materially from those set forth in the Plans.

     Certain of the Plans and earnings projections of the registrant, NTT East and NTT West are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services, the effects of competition, and the success of new products, services and new businesses.

     No assurance can be given that the Plans as ultimately implemented, or the actual results of the registrant, NTT East and NTT West will not vary significantly from the projected earnings.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 NIPPON TELEGRAPH AND TELEPHONE
                                                    CORPORATION

                                                 By    /s/ Shigehito Katsuki
                                                    ----------------------------
                                                    Name:  Shigehito Katsuki
                                                    Title: General Manager
                                                           Department IV

Date: March 1, 2004

                                                                   March 1, 2004

For Immediate Release


               Submission for Approval of Business Operation Plan
                      for Fiscal Year Ending March 31, 2005

Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2005 to the Minister of Public Management, Home Affairs, Post and Telecommunications for approval.

For more information, please contact:

Department I
Nippon Telegraph and Telephone Corporation
E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for Fiscal Year Ending March 31,2005

In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and raising the efficiency of socioeconomic activities, enhancing lifestyle convenience, and so on. Today, the public and private sectors in Japan are working together to make such a society a reality. The information and telecommunications market has been changing dramatically with the intensification of competition resulting from the shift from voice communications to data communications, the rapid expansion of broadband services, and the diversification and upgrading of mobile phone services.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation ("the regional companies"). It will also endeavor to promote research and development in telecommunications technology in order to respond to society's requirements for the development of an advanced information and telecommunications network society.

In addition, NTT intends to foster active Group management for the sound development of the entire Group by realizing its "Vision for a New Optical Generation" while utilizing its research and development capabilities and the total management resources of its corporate Group to respond to changes in the market environment.

In the management of business operations for the fiscal year ending March 31, 2005, NTT will aim to improve the management efficiency of its Group operations, including those of the regional companies; to develop new businesses for enhancing the information-sharing industry, including expanding the broadband market; and to continue to strengthen research and development that will contribute to the advancement of telecommunications. In this way, NTT will seek to ensure the stable development of Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2005, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Mediation, etc.

For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

For all NTT Group companies, including the regional companies, NTT's activities will include management support for such operations as broadband market development, business expansion, and withdrawals from business activities. NTT will also provide assistance with the development of human resources which form the core of the NTT Group.

2. Promotion of Basic Research and Development

One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to realize "a communication environment where entities such as people and objects are interactively connected by broadband and ubiquitous networks anytime, anywhere and with anyone or anything, and people enjoy superb usability that is secure, reliable, and simple."

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, NTT will seek to further increase research efficiency, and research costs will be borne by the regional companies and other NTT Group companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT's research and development activities:

(1) Infrastructure-related research and development

To further upgrade telecommunications networks and achieve next-generation end-to-end network services providing more economical and higher speed transmission of a large amount of information, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can cope flexibly with diverse network services, and next-generation IP network technologies. At the same time, NTT will pursue basic research in the field of operating systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of the advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other measures to promote the preservation of the global environment.

(2) User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including e-commerce, contents sharing, and community collaboration with a view to using sophisticated telecommunications networks to realize an advanced information and telecommunications network society in which the electronic exchange of information, goods, and currencies among people, corporations, and objects is further enhanced. Specifically, this will include research and development in such areas as security technologies to secure information and communications; e-commerce-related technologies for billing, validation, and authentication; information-distribution technologies that can cope flexibly with diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of graphic and voice data; and multimedia database technologies for the storage and search of a variety of media.

(3) Research and development in basic technologies

NTT will devote its efforts to the creation of a photonic network that makes it possible to achieve ultra high-speed, ultra high-volume terabit and petabit-level communications, in preparation for an age in which massive volumes of digital information circulate through networks with a view to securing leadership in the basic and advanced technologies that will underpin the future of telecommunications, and to contribute to the inventive enhancement and development of telecommunications in Japan. To this end, NTT will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies. NTT will also pursue research in such areas as nanotechnology, which seeks to realize the potentials of new materials with unique characteristics, and Communications Science, which explores new possibilities in communications. This will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these activities.

          Capital Investment Plan for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
         Item                                               Investment Required
--------------------------------------------------------------------------------
    1. R&D Facilities                                                    13

    2. Other Facilities                                                   6

         Total                                                           19

--------------------------------------------------------------------------------

Attachment 1

        Revenues and Expenses Plan for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
       Item                                                       Amount
--------------------------------------------------------------------------------
    Revenues
       Operating Revenues                                           295/(Note)/
       Non-Operating Revenues                                        68
          Total Revenues                                            363

    Expenses
       Operating Expenses                                           185
       Non-Operating Expenses                                        61
          Total Expenses                                            246

--------------------------------------------------------------------------------
    Recurring Profit                                                117
--------------------------------------------------------------------------------

Note: This includes basic research and development revenue and other revenues together totaling 159 billion yen, and NTT Group management revenue of 21 billion yen.

Attachment 2

                     Sources and Applications of Funds Plan
                      for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
       Item                                                        Amount
--------------------------------------------------------------------------------
    Sources:

    Operational:                                                       345
       Operating Revenues                                              276
       Non-Operating Revenues                                           69
    Financial:                                                         825
       Long-Term Loans and Bonds                                       355
       Other Financial Income                                          470
    Estimated Consumption Tax Receipts                                  10
    Brought Forward from Previous Fiscal Year                            5

       Total                                                         1,185

    Applications:

    Operational:                                                       212
       Operating Expenses                                              154
       Non-Operating Expenses                                           58
    Financial:                                                         900
       Capital Investments for Property,                                19
       Plants, and Equipment
       Other Financial Expenses                                        881
    Account Settlement Expenses                                         39
    Provisional Consumption Tax Payments                                 7
    Carry Forward to Following Fiscal Year                              27

       Total                                                         1,185

--------------------------------------------------------------------------------

                                                                   March 1, 2004
                                Nippon Telegraph and Telephone Corporation (NTT)

       Summary of Business Operation Plan for Fiscal Year Ending March 31, 2005

1. Basic Philosophy of Business Operation Plan for Fiscal Year Ending March 31, 2005

..    NTT intends to foster active Group management for the sound development of the entire Group by realizing its "Vision for a New Optical Generation" while utilizing the total management resources of its corporate Group to respond to changes in the market environment.
..    To help ensure that universal services are maintained, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation ("the regional companies"). It will also endeavor to promote research and development in telecommunications technologies.

(1)  Advice, Mediation, etc.

a. To all NTT Group companies, NTT will offer management support for such operations as broadband market development and business expansion. NTT will also provide assistance with the development of human resources, which form the core of the NTT Group.
b. For the regional companies, NTT will provide the following among other support to ensure the maintenance of high-quality and stable universal services:

     . Planning and coordination relating to the quality and upgrading of telecommunications networks,

     . Deployment of control and coordination capabilities when natural disasters and other emergencies occur, and

     . Efficient fund-raising and formulation of policies for materials procurement.

(2) Promotion of Basic Research and Development

NTT will concentrate all its energy on research and development in basic technologies to realize next-generation resonant communication network architecture (RENA) and services based on integrated software design, from higher network layers to terminals, required to realize a resonant communication environment. To respond to society's requirements for the development of an advanced information and telecommunications network society, NTT will also actively undertake advanced and basic technologies with an eye on ten years hence and continue to actively disseminate the results of its research and development.

   2. Capital Investment Plan for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
          Item                                         Investment Required
--------------------------------------------------------------------------------

     1. R&D Facilities                                    13     *(2)


     2. Other Facilities                                   6     * 0


            Total                                         19     *(2)

--------------------------------------------------------------------------------
*change from the previous forecasts annouced November 11, 2003


  3. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2005
        (Attachment)
                                                               (billions of yen)
--------------------------------------------------------------------------------
          Item                                              Amount
--------------------------------------------------------------------------------

  Total Revenues                                         363     * 25
     Operating Revenues                                  295     * 29
     Non-Operating Revenues                               68     * (4)

  Total Expenses                                         246     *(15)
     Operating Expenses                                  185     *(10)
     Non-Operating Expenses                               61     * (5)

--------------------------------------------------------------------------------
  Recurring Profit                                       117     * 40
--------------------------------------------------------------------------------
*change from the previous forecasts annouced November 11, 2003

                                                                   March 1, 2004

               Submission for Approval of Business Operation Plan
                      for Fiscal Year Ending March 31, 2005

Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2005 to the Minister of Public Management, Home Affairs, Post and Telecommunications for approval.

Information and communications are expected to contribute enormously to invigorating and enhancing the efficiency of socioeconomic activities and to creating new industries in order to make Japan into the world's most advanced IT nation and thereby achieve the aim of the e-Japan Strategy. Moreover, as needs grow steadily more sophisticated, diverse, and global in character, the very structure of the information and telecommunications market is undergoing dramatic change, characterized by surging demand for mobile and Internet communications. The regional telecommunications market has also ushered in an era of full-fledged competition in the IP field as the market structure is undergoing a complete shift with the rapid spread of IP telephones not only in the corporate market but also the household market. With the dramatic changes to the market structure, charges for Internet access are also falling with the expansion of demand and the heightening of competition.

Amidst such a difficult and sharply fluctuating operating environment, Nippon Telegraph and Telephone East Corporation (NTT East) will continue to strive to provide high-quality, stable universal services, while also enhancing the stability and strength of its management base. The company will lead the rapidly growing and diversifying Internet market and provide new services employing highly reliable and sophisticated infrastructure, with the aim of contributing to a wide range of both corporate and individual activities. NTT East will strive to fulfill its mission as a leading company in the IP era and will contribute to its further development with the aim of fostering information sharing. At the same time, the company will devote itself to efficiently providing optical access networks as an infrastructure for broadband services and to ensuring reliability in the field of telecommunications. Through these endeavors, NTT East will seek to make a real difference to the world.

In the management of business operations for the fiscal year ending March 31, 2005, based upon this fundamental concept, NTT East will make every effort to ascertain customer opinions and demands swiftly and accurately, and to improve services accordingly. In the face of today's difficult operating environment, the company will also endeavor to further raise the efficiency of management. Moreover, NTT East will devote its full energies to the expansion of demand for Internet communications that match user needs, including providing safe and secure high value added services that are sure to lead the broadband market. NTT East will also ensure the ongoing development of stable operations in the future and position itself to return the fruits of these measures to customers, the community, and--through the holding company--to shareholders.

In line with this concept, for the fiscal year ending March 31, 2005, NTT East will give priority to the following categories in the conduct of its business management, and will do so flexibly so as to respond to changes in the operating environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demand for subscriber telephones, including the relocation of existing lines. The number of subscribers is projected to total approximately 25.38 million by the end of the fiscal year ending March 31, 2005.

--------------------------------------------------------------------------------
            Item                           Planned Number (subscribers)
--------------------------------------------------------------------------------
Additional Installations                               50,000
--------------------------------------------------------------------------------
Relocations                                      3.04 million
--------------------------------------------------------------------------------

(2) Social-Welfare Telephones

The advance of the welfare society has been accompanied by a greater social requirement for telecommunications services in the sphere of welfare. To respond to this need, NTT East will continue to promote the installation of welfare-related products, such as its "Silver Phones Series" (Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

--------------------------------------------------------------------------------
            Item                           Planned Number (units)
--------------------------------------------------------------------------------
Silver Phones
        Anshin (Relief)                               200
        Meiryo (Clearness)                            100
--------------------------------------------------------------------------------

(3) Public Telephones

While securing a minimum level of public means of communication, NTT East will review public telephones which are in low use today. The company will strive to improve social welfare facilities and public services by continuing to promote the installation of wheelchair-accessible public telephone boxes.

--------------------------------------------------------------------------------
           Item                               Planned Number (units)
--------------------------------------------------------------------------------
Public Telephones                                     (34,000)
--------------------------------------------------------------------------------


(4) INS-Net Digital Services

INS-Net digital services can be provided in all regions in which demand is forecasted. The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 3,974,000 and 37,000, respectively, by the close of the fiscal year ending March 31, 2005.

--------------------------------------------------------------------------------
          Item                                Planned Number (circuits)
--------------------------------------------------------------------------------
INS-Net 64 Subscriber Lines                          (416,000)
--------------------------------------------------------------------------------
INS-Net 1500 Subscriber Lines                               0
--------------------------------------------------------------------------------


2. Data Transmission Services

To respond to heightening demand for broadband services, NTT East will endeavor to enhance access services, expand service areas, and provide new services through a full lineup using ADSL and fiber optics.

3. Leased Circuit Services

In the field of leased circuit services, NTT East is planning to install the facilities needed to cater to the increasingly varied demand for circuits, including for high-speed digital transmission and voice and image transmission.

--------------------------------------------------------------------------------
           Item                                     Planned Number (circuits)
--------------------------------------------------------------------------------
Conventional Leased Circuits                                 (31,000)
--------------------------------------------------------------------------------
High-Speed Digital Transmission Circuits                     (43,000)
--------------------------------------------------------------------------------


4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switchover to the use of optical fiber in the access network will be actively promoted in accordance with factors such as heightening demand for broadband services.

--------------------------------------------------------------------------------
           Item                              Planned Number (million fiber km)
--------------------------------------------------------------------------------
Optical Subscriber Cables                                1.3
--------------------------------------------------------------------------------
(Cover rate at the end of March 2005 will be 83%.)

(2) Telecommunications Network

In its telecommunications network, NTT East will not only meet demand for broadband services, but at the same time will further upgrade network services and improve network economy and efficiency.

(3) Disaster-Prevention Measures

NTT East will take all necessary measures in the sphere of disaster-prevention measures. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems if large-scale disasters occur, and to assist with the sharing of information after a natural disaster.

(4) Installation of Underground Transmission Cables

With regard to the burying of transmission cables, from the standpoint of improving the reliability of communications facilities, ensuring safe and pleasant passage spaces, and enhancing the appearance of urban areas, NTT East will work in cooperation with the national and local governments and with other companies.

(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services, by, for example, replacing cables and other facilities on an on-going basis. Through this, NTT East will aim not only to maintain customer services, but also to ensure safe operations, harmonization with the social environment, and the stabilization of communications systems.

NTT East will seek to minimize costs by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of R&D Activities

To further stabilize and strengthen its management base, and to respond to the rapid expansion and diversification of the Internet market and public demand for the creation of an advanced information and telecommunications network society, NTT East will promote research and development in the spheres of network systems and access systems so as to upgrade telecommunications networks. In addition, to position itself to give customers the choice of a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information-sharing applications and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.

Table 1

          Principal Services Plan for Fiscal Year Ending March 31, 2005

--------------------------------------------------------------------------------
               Type of Service                                     Plan
--------------------------------------------------------------------------------

        Voice Transmission Services

            Subscriber Telephones

                 Additional Installations                    50,000  subscribers

                 Relocations                           3.04 million  subscribers

            Social-Welfare Telephones (Silver Phones)           400  units

            Public Telephones                               (34,000) units

            INS-Net Digital Services

                 INS-Net 64 Subscriber Lines               (416,000) circuits

                 INS-Net 1500 Subscriber Lines                    0  circuits

        Leased Circuit Services

            Conventional Leased Circuits                    (31,000) circuits

            High-Speed Digital Transmission Circuits        (43,000) circuits

--------------------------------------------------------------------------------

Table 2

          Capital Investment Plan for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
                                                            Investment required
--------------------------------------------------------------------------------


         1. Expansion and Improvement of Services                    370  *


                (1)   Voice Transmission                             253


                (2)   Data Transmission                               34


                (3)   Leased Circuits                                 81


                (4)   Telegraph                                        2


         2. R&D Facilities                                             5

         3. Joint Facilities, etc.                                    35


               Total                                                 410

--------------------------------------------------------------------------------

* This includes approximately 130 billion yen to be invested in the Optical Access Network.

Attachment 1

        Revenues and Expenses Plan for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
                                                                       Amount
--------------------------------------------------------------------------------

        Revenues

              Operating Revenues                                       2,148

                   Voice Transmission                                  1,385

                   Data Transmission                                     115

                   Leased Circuits                                       295

                   Telegraph                                              28

                   Others                                                325

              Non-Operating Revenues                                      54

                   Total Revenues                                      2,202


        Expenses

              Operating Expenses                                       2,063

                   Operating Costs                                     1,554

                   Tax and Dues                                           75

                   Depreciation                                          434

              Non-Operating Expenses                                      44

                   Total Expenses                                      2,107

--------------------------------------------------------------------------------
        Recurring Profit                                                  95
--------------------------------------------------------------------------------

Attachment 2

                    Plan of Sources and Applications of Funds
                      for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
                                                                       Amount
--------------------------------------------------------------------------------

       Sources:

       Business Income                                                 2,758

            Operating Revenues                                         2,698

            Non-Operating Revenues                                        60

       Financial Income                                                   41

            Long-Term Loans and Bonds                                     41

            Other Financial Income                                         0

       Estimated Consumption Tax Receipts                                107

       Brought Forward from Previous Fiscal Year                         195

            Total                                                      3,101

       Applications:

       Business Expenses                                               2,277

            Operating Expenses                                         2,218

            Non-Operating Expenses                                        59

       Financial Expenses                                                526

            Capital Investments for Property, Plant, and Equipment       410

            Other Financial Expenses                                     116

       Account Settlement Expenses                                        34

       Provisional Consumption Tax Payments                               84

       Carry Forward to Following Year                                   180

            Total                                                      3,101

--------------------------------------------------------------------------------

Reference

The earnings forecast for the fiscal year ending March 31, 2004 announced in autumn 2003 has been revised as follows.

Earnings Forecast for Fiscal Year Ending March 31, 2004

                                                               (billions of yen)
--------------------------------------------------------------------------------
        Item            Operating       Operating       Recurring        Net
                         Revenues        Income          Profit         Income
--------------------------------------------------------------------------------
 Earnings Forecast          2,248            86              95             52
--------------------------------------------------------------------------------


(Previous Earnings Forecast for Fiscal Year Ending March 31, 2004) [announced November 11, 2003]

                                                               (billions of yen)
--------------------------------------------------------------------------------
        Item            Operating       Operating       Recurring        Net
                         Revenues        Income          Profit         Income
--------------------------------------------------------------------------------
 Previous Earnings
      Forecast              2,230            66              75             39
--------------------------------------------------------------------------------

                                                                   March 1, 2004
                      Nippon Telegraph and Telephone East Corporation (NTT East)

                 Outline of NTT East's Business Operation Plan
                     for Fiscal Year Ending March 31, 2005

1. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2005

                                                               (billions of yen)
--------------------------------------------------------------------------------
             Item                       FY 3/05    FY 3/04**  Change     Notes
--------------------------------------------------------------------------------
  Total Revenues                         2,202      2,306      (104)

    (1) Voice Transmission*              1,385      1,486      (101)

    (2) IP Revenues*                       226        154        72

    (3) Leased  Circuits* (Excluding
         IP-based Services)                183        240       (57)
--------------------------------------------------------------------------------
  Total Expenses                         2,107      2,211      (104)

    (1) Personnel Expenses*                206        231       (25)

    (2) Non-personnel Expenses*          1,280      1,344       (64)

    (3) Depreciation*                      434        453       (19)
--------------------------------------------------------------------------------
      Recurring Profit                      95         95         0
--------------------------------------------------------------------------------
Notes:  *  Listed again.

        ** Figures for FY 3/04 include LRIC settlement of 18 billion yen and a 19 billion yen subsidy from NTT East to NTT West.

[Reference]
--------------------------------------------------------------------------------
     Operating free cash flow              164        188       (24)
--------------------------------------------------------------------------------

2. Principal Services Plan

--------------------------------------------------------------------------------------------------------------------------
      Type of Service                         FY 3/05        FY 3/04         Change                 Notes
--------------------------------------------------------------------------------------------------------------------------
          B-FLET'S                           600,000         300,000        300,000
                                             contracts       contracts      contracts

IP        FLET'S ADSL                        700,000         850,000        (150,000)
                                             contracts       contracts      contracts
Services
          FLET'S ISDN                        (150,000)       (130,000)      (20,000)
                                             contracts       contracts      contracts
--------------------------------------------------------------------------------------------------------------------------
Subscriber Telephones and ISDN               (360,000)       (310,000)      (50,000)
                                             subscribers     subscribers    subscribers
--------------------------------------------------------------------------------------------------------------------------
          Subscriber Telephones              50,000          190,000        (140,000)      * Figures in INS-Net Digital
                                             subscribers     subscribers    subscribers    Services subscriber lines
                                                                                           (consisting of INS-Net 64 and
          INS-Net Digital Services           (420,000)       (500,000)      80,000         INS-Net 1500) are calculated in
                                             circuits        circuits       circuits       terms of INS-Net 64.
--------------------------------------------------------------------------------------------------------------------------
          Conventional Leased Circuits       (31,000)        (35,000)       4,000
Leased                                       circuits        circuits       circuits

Circuits  High-Speed Digital Transmission    (43,000)        (40,000)       (3,000)
          Circuits                           circuits        circuits       circuits
--------------------------------------------------------------------------------------------------------------------------

Note: *In terms of number of channels, transmission rate, and line use rate
       (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

3. Capital Investment Plan

                                                               (billions of yen)
--------------------------------------------------------------------------------
           Item               FY 3/05       FY 3/04       Change        Notes
--------------------------------------------------------------------------------
Expansion and Improvement
of Services                     370           334**          36

     (1) Voice Transmission*    253           238**          15

     (2) Data Transmission*      34            34**           0

     (3) Leased Circuits*        81            61**          20

     (4) Telegraph*               2             1**           1

R&D Facilities                    5             6**          (1)
--------------------------------------------------------------------------------
Joint Facilities, etc.           35            40**          (5)
--------------------------------------------------------------------------------
            Total               410           380**          30
                                              390***         20
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                      Approx.  90**  Approx. 40
Optical Access Network* Approx. 130   Approx. 100*** Approx. 30
--------------------------------------------------------------------------------

Notes: * Listed again.

       ** Initial plan.

       *** Revised estimate.

4. Principal Work to Improve and Upgrade Telecommunications Facilities

--------------------------------------------------------------------------------
           Item               FY 3/05       FY 3/04      Change
--------------------------------------------------------------------------------
Optical Subscriber Cables      1.3            1.3           0
(million fiber km)
--------------------------------------------------------------------------------
Cover Rate of Optical           83%            80%      +3 percentage
Subscriber Cables                                              points
(at end of fiscal year)
--------------------------------------------------------------------------------

                                                                   March 1, 2004

               Submission for Approval of Business Operation Plan
                      For Fiscal Year Ending March 31, 2005

     Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2005 to the Minister of Public Management, Home Affairs, Posts and Telecommunications for approval.

Information and communications are expected to play a key role in the process of forming a ubiquitous network society by enhancing the efficiency and vitality of socioeconomic activities and the convenience of national life. To that end, the public and private sectors are working closely together to bring the network society to reality. At the same time, the information and telecommunications market is undergoing drastic transformations affecting the structure of the market itself. These changes include the growing sophistication and diversification of user needs, the steady progress of globalization, and the explosive growth in demand for Internet communications. The regional communications market is being affected by the progressive contraction in the conventional fixed-line telephone market as customers continue to switch from fixed to mobile communications, and from voice transmission to Internet and data communications for both fixed-line telephone and mobile communications services, while IP telephony is expected to expand rapidly. The broadband market, the growing leader in telecommunications, has become the scene of intense competition for greater market penetration among ADSL and optical providers in both services and price.

In this intensely competitive environment, NTT West has identified the fiscal year ending March 31, 2005 as critical to its strategy to achieve a dramatic expansion of its broadband businesses based on its Fiber-optic IP Connection Service. NTT West will actively engage in the enrichment of its broadband services, including provision of applications that take advantage of Fiber-optic IP Connection, and in the development of high-value-added solutions businesses such as security services, as the company endeavors to realize a resonant communications environment. NTT West will continue to provide stable, high-quality universal services while simultaneously developing its optical access network as the backbone for its broadband services. Furthermore, NTT West will contribute to the development of a fair telecommunications market, will advance its research and development capabilities in applied fields, and will work towards ensuring the reliability and public availability of telecommunications services.

As a reflection of these fundamental principles, NTT West will strive in its business management during the fiscal year ending March 31, 2005, to offer high-value-added services that cater to diverse modes of use by creating new broadband services and technologies and improve its services by responding effectively and quickly to customer needs and demands. Further, in the face of the severe business environment, NTT West will make every effort to achieve a stable flow of profits through such management innovation programs as increasing business efficiency and trimming costs, while still responding to any changes in the market. In other areas, NTT West will implement measures for maintaining smooth interconnection and open networks. It will seek to promote its research and development position in applied fields, improve disaster prevention measures, promote human resources development, and actively pursue new business opportunities in cooperation with NTT group companies. Through this line of action, NTT West will endeavor to achieve a stable course of future development. NTT West stands ready to share the benefits of these initiatives with its customers, local communities and the shareholders in the holding company.

The above outlines NTT West's basic strategies for the fiscal year ending March 31, 2005. While special emphasis will be assigned to the matters summarized below, NTT West will respond with appropriate flexibility to any changes in the business environment.

1. VOICE TRANSMISSION SERVICES

(1) Subscriber Telephones:

NTT West stands ready to respond speedily to all demand for subscriber telephones, including the relocation of existing lines. The total number of subscribers is projected to reach approximately 25.72 million by the end of the fiscal year ending March 31, 2005.

     -----------------------------------------------------------------------
                    Item                Planned Number (subscribers)
     -----------------------------------------------------------------------
          Additional Installations                    30,000
     -----------------------------------------------------------------------
                Relocations                     2.47 million
     -----------------------------------------------------------------------

(2) Social-Welfare Telephones:

The progress of social welfare has generated demand for various telecommunications services. To respond to welfare-related needs, NTT West shall promote the installation of its "Silver Phones series" (Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], Fureai [Communication]) and other welfare-oriented products.

     ---------------------------------------------------------------------
                    Item                 Planned Number (units)
     ---------------------------------------------------------------------
                   Anshin (Relief)                400
       Silver
                ----------------------------------------------------------
       Phones
                   Meiryo (Clearness)             100
     ---------------------------------------------------------------------

(3) Public Telephones:

While maintaining public telephones to ensure a minimum level of access to outdoor communications, NTT West will continue to review and to remove low-use public telephones. On the other hand, in its commitment to improved services and welfare, NTT West will promote the installation of public telephone boxes for wheelchair users.

     ---------------------------------------------------------------------
                Item                    Planned Number (units)
     ---------------------------------------------------------------------
         Public Telephones                    (30,000)
     ---------------------------------------------------------------------

(4) INS-Net Digital Services:

INS-Net Digital Services are now available in all areas with potential demand. The total number of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines is projected to reach approximately 3,701,000 circuits and approximately 21,000 circuits, respectively, by the end of the fiscal year ending March 31, 2005.

     ---------------------------------------------------------------------
                       Item                   Planned Number (circuits)
     ---------------------------------------------------------------------
            INS-Net 64 Subscriber Lines              (445,000)
     ---------------------------------------------------------------------
           INS-Net 1500 Subscriber Lines                (0)
     ---------------------------------------------------------------------

2. DATA TRANSMISSION SERVICES

NTT West shall continue providing IP Connection Services featuring a full line of flat-rate Internet access plans for INS-Net, ADSL and fiber-optic services.

3. LEASED CIRCUIT SERVICES

Facilities for leased circuit services are scheduled to be installed to actively respond to demand, including high-speed digital transmission services and voice and image transmission services.

     ---------------------------------------------------------------------
                       Item                     Planned Number (circuits)
     ---------------------------------------------------------------------
            Conventional Leased Circuits               (36,000)
     ---------------------------------------------------------------------
       High-Speed Digital Transmission Circuits        (55,000)
     ---------------------------------------------------------------------

4. TELEGRAPH SERVICES

NTT West shall promote such measures as the maintenance of telegraph operation systems to enhance services and raise efficiency.

5. IMPROVEMENTS AND ADVANCES IN TELECOMMUNICATIONS EQUIPMENT

(1) Optical Access Network:

NTT West shall actively promote the deployment of the Optical Access Network in coordination with expanding demand for broadband services.

     ---------------------------------------------------------------------
                   Item                Planned Number (million fiber km)
     ---------------------------------------------------------------------
          Optical Subscriber Cables                  1.7
     ---------------------------------------------------------------------

              (Coverage rate at the end of March 2005 will be 81%.)

(2) Telecommunications Network:

NTT West shall enhance network services as well as improve network economy and efficiency while meeting demand for broadband services.

(3) Disaster-Prevention Measures:

NTT West shall promote necessary disaster-prevention measures for telecommunications equipment. To this end, it shall establish emergency communication and crisis management measures, as well as procedures for restoring systems and distributing vital information in the event of a large-scale disaster.

(4) Installation of Underground Transmission Cables:

NTT West shall install underground transmission cables to aid transmission stability, secure safe and comfortable passage spaces and improve the appearance of urban areas in cooperation with the local and national governments or other companies.

(5) Facility Maintenance:

NTT West shall implement facility maintenance, including the replacement of cables, to maintain customer services, ensure safety and harmony with social environments and stabilize communications systems.

NTT West shall pursue cost reduction by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. PROMOTION OF RESEARCH AND DEVELOPMENT ACTIVITIES

To further stabilize and strengthen the foundations of the business operations, and to meet public demand for information and telecommunications, NTT West shall promote research and development in the spheres of network systems and access systems which create more sophisticated telecommunications networks. In addition, NTT West shall also promote research and development in such areas as information distribution applications and communications terminals of various types which expand the range of choices available to customers in their selection of reliable and convenient services through sophisticated telecommunications networks.

The summary of the business plans for the above principal services and the plant and equipment investment plans are outlined in the attached tables.

Table 1

                             Principal Services Plan
                      for Fiscal Year Ending March 31, 2005
-----------------------------------------------------------------------------------------
        Type of Service                                     Unit                Plan
-----------------------------------------------------------------------------------------
 Voice Transmission Services
    Subscriber Telephones
        Additional installations                         subscribers            30,000
        Relocations                                  million subscribers          2.47

    Social-Welfare Telephones (Silver Phones)               units                  600

    Public Telephones                                       units              (30,000)

    INS-Net Digital Services
        INS-Net 64 Subscriber Lines                        circuits           (445,000)
        INS-Net 1500 Subscriber Lines                      circuits                 (0)

 Leased Circuit Services
    Conventional Leased Circuits                           circuits            (36,000)
    High-Speed Digital Transmission Circuits               circuits            (55,000)
-----------------------------------------------------------------------------------------

Table 2

                             Capital Investment Plan
                      for Fiscal Year Ending March 31, 2005

                                                            billions of yen
----------------------------------------------------------------------------
              Item                                       Estimated expenses
----------------------------------------------------------------------------

  1. Expansion and Improvement of Services                       372*

     (1) Voice Transmission                                      262

     (2) Data Transmission                                        29

     (3) Leased Circuits                                          79

     (4) Telegraph                                                 2

  2. R&D Facilities                                                3

  3. Joint Facilities                                             15


     Total                                                       390
----------------------------------------------------------------------------
*This includes approximately 150 billion yen to be invested in the Optical Access Network.

Attachment 1

                        Revenues and Expenses Plan
                  for Fiscal Year Ending March 31, 2005
----------------------------------------------------------------
              Item                              billions of yen
----------------------------------------------------------------

  Revenues

    Operating Revenues                                2,070

       Voice Transmission                             1,361

       Data Transmission                                 92

       Leased Circuits                                  273

       Telegraph                                         30

       Others                                           314

    Non-Operating Revenues                               48

       Total Revenues                                 2,118

  Expenses

    Operating Expenses                                1,999

       Operating Costs                                1,499

       Taxes and Dues                                    75

       Depreciation                                     425

    Non-Operating Expenses                               45

       Total Expenses                                 2,044

----------------------------------------------------------------
           Recurring Profit                              74
----------------------------------------------------------------

Attachment 2

                    Plan for Sources and Application of Funds
                      for Fiscal Year Ending March 31, 2005
--------------------------------------------------------------------------------
              Item                                              billions of yen
--------------------------------------------------------------------------------

   Sources:

   Operational:                                                        2,803
       Operating Revenues                                              2,741
       Non-Operating Revenues                                             62
   Financial:                                                            245
       Long-Term Loans and Bonds                                         245
       Others                                                              0
   Estimated Consumption Tax Receipts                                    106
   Brought Forward from Previous Fiscal Year                             117

       Total                                                           3,271

   Applications:

   Operational:                                                       23,660
       Operating Expenses                                              2,324
       Non-Operating Expenses                                             42
   Financial:                                                            673
       Capital Investment in Property, Plants and Equipment              390
       Other Financial Expenses                                          283
   Account Settlement Expenses                                            32
   Provisional Consumption Tax Payments                                   83
   Carry Forward to Following Year                                       117

       Total                                                           3,271
--------------------------------------------------------------------------------

(Reference)

Note that we have revised our forecast of earnings for the fiscal year ending March 31, 2004 announced in autumn 2003 as follows.

    [Revised Forecast]                                         (Billions of Yen)
    ----------------------------------------------------------------------------
                             Operating     Operating      Recurring     Net
                              revenue       income          profit     profit
    ----------------------------------------------------------------------------
        Year ending
       March 31, 2004          2,156           74            74          43
    ----------------------------------------------------------------------------


    (Earlier Forecast (announced November 11, 2003))           (Billions of Yen)
    ----------------------------------------------------------------------------
                             Operating     Operating      Recurring     Net
                              revenue       income          profit     profit
    ----------------------------------------------------------------------------
        Year ending
       March 31, 2004          2,142          60             60          34
    ----------------------------------------------------------------------------

                                                                   March 1, 2004
                      Nippon Telegraph and Telephone West Corporation (NTT West)

                     Summary of the Business Operation Plan
                   for the Fiscal Year Ending March 31, 2005

1. Basic Concept of the Business Operation Plan for Fiscal Year Ending March 31, 2005

   The information and telecommunications market is undergoing drastic transformations that affect the structure of the market itself. The regional communications market is feeling the impact of the contraction in the conventional fixed-line telephone market as consumers switch from fixed to mobile communications and from voice transmission to Internet and data communication, while IP telephony is expected to expand rapidly. Meanwhile, the broadband market, the growth leader in telecommunications, has become the scene of intense competition for greater market penetration among ADSL and optical providers.

   In this intensely competitive environment, NTT West will continue to provide stable, high-quality universal services. While it has identified the fiscal year ending March 31, 2005 as critical to its strategy to achieve a dramatic expansion of its broadband businesses based on its Fiber-optic IP Connection Service, NTT West will create new broadband services and technologies to offer high-value-added services that cater to diverse modes of use, as well as engage in the development of solutions businesses - the latest addition being security services - as the company endeavors to realize a resonant communications environment.

   With these programs, NTT West will strive to ensure earnings, while carrying out such management innovation programs as increasing business efficiency and trimming costs, with a view to achieving stable profitability by generating a similar level of profit to the previous year.

   (Specific Programs)

     (1) Promotion of the broadband business

         - We will achieve full-scale expansion in the broadband market based on our Fiber-optic IP Connection Service by strengthening the sales structure for broadband access lines.

         - Through alliances within the NTT Group and with content providers, we will aggressively provide applications, etc. that take advantage of our Fiber-optic IP Connection Service.

         - We will strengthen broadband-based solution businesses such as total security services.

     (2) Pinpointed, efficient capital expenditures

         - We will make efficient investments designed to enrich our broadband services and assure the quality and reliability of our existing services.

2. Principal Services Plan

-----------------------------------------------------------------------------------------------------------
     Type of Service                                 FY3/05                       FY3/04
-----------------------------------------------------------------------------------------------------------
Subscriber Telephones + ISDN                  (420,000) subscribers          (390,000) subscribers
-----------------------------------------------------------------------------------------------------------
     Subscriber Telephones                      30,000  subscribers           120,000  subscribers
-----------------------------------------------------------------------------------------------------------
     INS-Net Digital Services                 (450,000) circuits             (500,000) circuits
                                                                    *(INS Net 1500 converted to INS Net 64)
-----------------------------------------------------------------------------------------------------------
            INS-Net 64 Subscriber Lines       (445,000) circuits             (500,000) circuits

            INS-Net 1500 Subscriber Lines           (0) circuits                   (0) circuits
-------------------------------------------------------------------------- --------------------------------
Leased    Conventional Leased Circuits         (36,000) circuits              (31,000) circuits

Circuits  High-Speed Digital Transmission      (55,000) circuits              (35,000) circuits

Services  Circuits
-----------------------------------------------------------------------------------------------------------

*In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

-----------------------------------------------------------------------------------------------------------
   IP-based Services
     FLET'S ISDN                              (110,000) subscriptions        (150,000) subscriptions

     FLET'S ADSL                               700,000  subscriptions         700,000  subscriptions

     B FLET'S                                  600,000  subscriptions         350,000  subscriptions
-----------------------------------------------------------------------------------------------------------

3. Improvements and Advances in Telecommunications Equipment

--------------------------------------------------------------------------------
            Item                      FY3/05                    FY3/04
--------------------------------------------------------------------------------
  Subscriber Optical Cable        1.7 million fiber km     2.8 million fiber km
--------------------------------------------------------------------------------
  Coverage rate at year-end               81%                      75%
--------------------------------------------------------------------------------

4. Capital Investment Plan

                                                               (billions of yen)
--------------------------------------------------------------------------------
         Item                     FY3/05      FY3/04     YoY Change      Remarks
--------------------------------------------------------------------------------
  Expansion and Improvement        372         368           4
  of Services

  * Voice Transmission             262         283         (21)

  * Data Transmission               29          29           0

  * Leased Circuits                 79          55          24

  * Telegraph                        2           1           1
--------------------------------------------------------------------------------
  R&D Facilities                     3           4          (1)
--------------------------------------------------------------------------------
  Other Facilities                  15          18          (3)
--------------------------------------------------------------------------------
       Total                       390         390           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  * Optical Access Network Approx. 150 Approx. 140  Approx. 10
--------------------------------------------------------------------------------
* Listed again.

5. Revenue and Expense Plan (Attached)
                                                               (billions of yen)
--------------------------------------------------------------------------------
         Item                     FY3/05      FY3/04     YoY Change      Remarks
--------------------------------------------------------------------------------
  Total Revenues                 2,118       2,203         (85)

  * Voice Transmission           1,361       1,466        (105)

  * IP-based Services              206         127          79

  * Leased Circuits                159         203         (44)
    (excluding IP-based
    Services)
-------------------------------------------------------------------------------
  Total Expenses                 2,044       2,129         (85)

  * Personnel Expenses             203         230         (27)

  * Non-personnel Expenses       1,243       1,276         (33)

  * Depreciation Expenses          425         452         (27)
--------------------------------------------------------------------------------
     Recurring Profit               74          74           0
--------------------------------------------------------------------------------
* Listed again.

(Reference)
--------------------------------------------------------------------------------
  Operating free cash flow         143         175         (32)
--------------------------------------------------------------------------------